Exhibit 99.1

Origin Agritech Limited Reports Unaudited Financial Results
For Three Months Ended March 31, 2015

Net loss per share was RMB1.14, compared to net loss per share of RMB1.95 one year ago

Operating expenses decreased 46% year-over-year

BEIJING--/PRNewswire/--May 5, 2015--Origin Agritech Limited (NASDAQ GS: SEED) (“Origin”, or the “Company”), a technology-focused supplier of crop seeds in China, today announced unaudited financial results for the second quarter ended March 31, 2015. Origin prepares its financial statements in accordance with generally accepted accounting principles (GAAP) of the United States.

FINANCIAL RESULTS OVERVIEW

The Company reported a net loss per share of RMB1.14, representing a significant improvement from the net loss per share of RMB1.95 in the same period last year. Since the Company doesn’t recognize the majority of its revenues until the third and fourth fiscal quarters, the improvement this quarter was mainly the result of operating expense control. Operating expenses were RMB 19.8 million in the second quarter of fiscal year 2015, a decline of 46% year-over-year, which was mainly due to decreased marketing expenses and other expense controls.

During the second quarter of fiscal year 2015, the Company generated revenues of RMB3.8 million (US$0.6 million) compared with RMB4.7 million for the three months ended March 31, 2014. Revenues generated this quarter were mainly from scrap sales. Again, as a reminder, the majority of Origin’s revenues are recorded in the third and fourth fiscal quarters as a result of our revenue recognition policy.

Deferred revenues were RMB423.1 million (US$68.9 million) as of March 31, 2015, compared with RMB426.8 million on March 31, 2014. Deferred revenues mainly reflect the value of Origin’s crop seeds after: a) sales arrangement is confirmed; b) delivery to the customer is made; and c) pre-payment from the customer is received, but before the final sales price is fixed and determined. The final sales price is primarily determined by sales incentives that Origin offers to its customers. It is expected that the majority of these deferred revenues will be recorded on the income statement in the third to fourth fiscal quarters.

Gross loss for the second quarter of fiscal 2015 was RMB1.7 million (US$0.3 million) compared with a gross loss of RMB2.4 million in the second quarter of fiscal 2014. Negative gross margin was a result of scrap sales of some corn and rice seed products during this quarter.

Total operating expenses for the second quarter ended March 31, 2015, were RMB19.8 million (US$3.2 million), down 46% from RMB36.8 million for the same period in fiscal 2014. The decrease was mainly due to decreased marketing spending and cost controls over other operating activities. Specifically, selling and marketing expenses were RMB6.2 million (US$1.0 million) for the second quarter of fiscal 2015, a decrease of 64% from RMB17.1 million for the same period last year due mainly to decreased marketing spending and continued expense control measures. General and administrative expenses were RMB9.2 million (US$1.5 million) for the second quarter ended March 31, 2015, down 15% from RMB10.8 million one year ago as our cost control efforts continued. Research and development expenses were RMB8.9 million (US$1.4 million) in the second quarter of fiscal 2015, which was consistent with RMB8.9 million for the same period last year.

Operating loss for the second quarter of fiscal 2015 amounted to RMB21.5 million (US$3.5 million) compared with an operating loss of RMB39.1 million for the same period in fiscal 2014. The lower operating loss was mainly due to operating cost control efforts.

Net loss attributable to the Company for the second quarter of fiscal 2015 was RMB25.9 million (US$4.2 million), or net loss per basic and diluted share of RMB1.14 (US$0.19), compared to a net loss of RMB44.3 million, or net loss per basic and diluted share of RMB1.95 in the same period one year ago.

BALANCE SHEET

As of March 31, 2015, cash and cash equivalents were RMB37.3 million (US$6.1 million) and shareholders' equity attributable to the Company was RMB201.6 million (US$32.8 million). The Company had short-term borrowings of RMB225 million (US$36.6 million) and long-term borrowing of RMB72.7 million (US$11.8 million). Short-term borrowings were mainly for working capital, while long-term borrowing was mainly used for the corn seed production facilities in Xinjiang Origin and the Company’s working capital.

Advances from customers were RMB100 million (US$16.3 million) as of March 31, 2015. These advances represent cash receipts for orders in the upcoming selling season.

CONFERENCE CALL INFORMATION

The Company will host a teleconference on May 5th, 2015, at 9:00 a.m. ET / 9:00 p.m. Beijing time to discuss the results. To participate in the call, please dial the following numbers approximately 5 minutes prior to the scheduled start time.

US Toll Free:	1-888-346-8982
International Toll:	1-412-902-4272
China Toll Free:	4001-201203
Hong Kong Toll Free:	800-905945

A replay of the call will be available shortly after the conference call through May 12th, 2015. The dial-in numbers for the replay are:

US Toll Free:	1-877-344-7529
International Toll:	1-412-317-0088
Replay Access Code:	10064885

About Origin

Founded in 1997 and headquartered in Zhong-Guan-Cun (ZGC) Life Science Park in Beijing, Origin Agritech Limited (NASDAQ GS: SEED) is China's leading agricultural biotechnology company, specializing in crop seed breeding and genetic improvement, seed production, processing, distribution, and related technical services. Leading the development of crop seed biotechnologies in China, Origin Agritech's phytase corn was the first transgenic corn to receive the Bio-Safety Certificate from China's Ministry of Agriculture. Over the years, Origin has established a robust biotechnology seed pipeline including products with glyphosate tolerance and pest resistance (Bt) traits. Origin operates production centers, processing centers and breeding stations nationwide with sales centers located in key crop-planting regions. Product lines are vertically integrated for corn, rice and canola seeds. For further information, please log on to the Company's website at: www.originseed.com.cn.

Forward Looking Statement

This release contains forward-looking statements. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its annual report on Form 20-F. We undertake no obligation to revise or update publicly any forward-looking statements for any reasons.

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In thousands, except share data)

	Three Months ended March 31,
	2014	2015
	RMB	RMB	USD

Revenues	4,668	3,838	625
Cost of revenues	(7,018)	(5,501)	(896)
Gross loss	(2,350)	(1,663)	(271)
Operating expenses:
Selling and marketing	(17,089)	(6,217)	(1013)
General and administrative	(10,808)	(9,190)	(1,497)
Research and development	(8,861)	(8,868)	(1,445)
Other operating income, net	6	4,467	728
Total operating expenses	(36,752)	(19,808)	(3,227)

Loss from operations	(39,102)	(21,471)	(3,498)

Interest expense	(5,027)	(5,571)	(908)
Share of net loss of equity investment	(217)	-	-
Interest income	104	582	95
Loss before income tax expense	(44,242)	(26,460)	(4,311)
Income tax expense
Current	-	(31)	(5)
Deferred	-	-	-
Income tax expense	-	(31)	(5)

Net loss	(44,242)	(26,491)	(4,316)
Less: Net income (loss) attributable to the non-controlling interests	97	(575)	(94)

Net loss attributable to Origin Agritech Limited	(44,339)	(25,916)	(4,222)

Other comprehensive loss
Net loss	(44,242)	(26,491)	(4,316)
Foreign currency translation difference	(643)	(483)	(79)
Comprehensive loss	(44,885)	(26,974)	(4,395)
Less: Comprehensive income (loss) attributable to non-controlling interests	97	(575)	(94)
Comprehensive loss attributable to Origin Agritech Limited	(44,982)	(26,399)	(4,301)

Net loss per share – basic	(1.95)	(1.14)	(0.19)
Net loss per share – diluted	(1.95)	(1.14)	(0.19)

Shares used in calculating basic and diluted net loss per share	22,743,853	22,738,541	22,738,541

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	3/31/2014	9/30/2014	3/31/2015	3/31/2015
	RMB	RMB	RMB	US$
ASSETS
Current Assets
Cash and cash equivalents	70,235	46,268	37,302	6,073
Restricted cash	-	15,670	-	-
Accounts receivable	5,128	1,021	6,243	1,016
Due from related parties	4,200	2,698	8,200	1,335
Advances to suppliers	8,554	17,751	13,207	2,150
Advances to growers	15,736	20,759	1,777	289
Inventories	748,182	516,368	645,591	105,107
Income tax recoverable	1,163	48	48	8
Other current assets	5,840	4,368	5,870	956
Total current assets	859,038	624,951	718,238	116,934
Restricted cash	14,350	-	20,000	3,256
Land use rights, net	34,780	31,799	31,921	5,197
Plant and equipment, net	347,518	338,526	330,706	53,842
Equity investments	24,398	18,721	23,721	3,862
Goodwill	11,973	11,973	11,973	1,949
Acquired intangible assets, net	25,537	34,891	36,066	5,872
Other assets	6,026	4,009	2,838	462
Total assets	1,323,620	1,064,870	1,175,463	191,374
LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	277,304	225,000	225,000	36,632
Current portion of long-term borrowings	16,500	33,805	25,500	4,152
Accounts payable	12,480	4,525	7,933	1,292
Due to growers	13,891	17,943	6,659	1,084
Due to related parties	6,229	11,711	11,475	1,868
Advances from customers	180,598	324,645	100,052	16,289
Deferred revenues	426,821	19,029	423,067	68,879
Income tax payable	39,060	-	-	-
Other payables and accrued expenses	39,402	67,953	54,347	8,848
Total current liabilities	1,012,285	704,611	854,033	139,044
Long-term borrowings	42,523	31,023	47,172	7,680
Other long-term liability	22,482	19,649	18,322	2,983
Total liabilities	1,077,290	755,283	919,527	149,707

Shareholders’ equity:
Preferred stock (no par value; 1,000,000 shares authorized, none issued)	-		-	-
Common stock (no par value; 60,000,000 shares authorized,		-	-	-
24,016,163, 24,016,163 and 24,016,163 shares issued as of March 31, 2014, September 30, 2014 and March 31, 2015;
22,738,541, 22,738,541 and 22,738,541 shares outstanding as of
March 31, 2014, September 30, 2014 and March 31, 2015 )	-	-	-	-
Additional paid-in capital	400,276	400,888	402,026	65,453
Accumulated deficit	(168,841)	(103,000)	(158,419)	(25,792)
Treasury stock at cost (1,277,622, 1,277,622 and 1,277,622 shares as of March 31, 2014, September 30, 2014 and March 31, 2015)	(37,429)	(37,445)	(37,445)	(6,096)
Accumulated other comprehensive loss	(4,461)	(4,446)	(4,528)	(739)
Total Origin Agritech Limited shareholders’ equity	189,545	255,997	201,634	32,826

Non-controlling interests	56,785	53,590	54,302	8,841
Total equity	246,330	309,587	255,936	41,667

Total liabilities and equity	1,323,620	1,064,870	1,175,463	191,374

CONTACT:
Origin Agritech Limited
James Chen
Chief Financial Officer
james.chen@originseed.com.cn

Origin Agritech Investor Relations

ir@originseed.com.cn

+86 10 5890-7536